SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 21, 2026 “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2026”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 21, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2026
The operating update of the Group for the quarter ended 30 September 2026 is as follows:

		QUARTER ENDED	QUARTER ENDED	% change	QUARTER ENDED	% change
		30 SEP 2026	30 JUN 2026		30 SEP 2025

Production
Gold produced	kg	1,307	1,283	2	1,191	10
	oz	42,021	41,249	2	38,291	10
Gold sold	kg	1,324	1,322	*	1,158	14
	oz	42,568	42,503	*	37,231	14
Tonnage throughput	Metric (000't)	6,170	6,345	(3)	6,481	(5)
Yield	Metric (g/t)	0.212	0.202	5	0.184	15

Key financial results summary
Revenue	Rm	2,950.6	3,142.6	(6)	2,254.9	31
	US$m	181.2	190.8	(5)	127.9	42
Cash operating cost	Rm	(1,300.7)	(1,226.7)	6	(1,157.4)	12
	US$m	(79.9)	(74.5)	7	(65.6)	22
Operating profit #	Rm	1,627.4	1,885.1	(14)	1,148.9	42
	US$m	100.0	114.5	(13)	65.2	53

Price and costs
Average gold price received	R per kg	2,223,112	2,364,070	(6)	1,943,398	14
	US$ per oz	4,247	4,465	(5)	3,429	24
Cash operating costs	R per t	211	193	9	179	18
	US$ per t	13	12	8	10	30
Cash operating costs	R per kg	999,396	951,162	5	955,086	5
	US$ per oz	1,909	1,796	6	1,685	13
All-in sustaining costs **	R per kg	1,135,423	1,058,000	7	1,066,287	6
	US$ per oz	2,169	1,998	9	1,881	15
All-in costs **	R per kg	1,562,538	1,951,197	(20)	1,745,213	(10)
	US$ per oz	2,985	3,685	(19)	3,079	(3)

Capital expenditure
Sustaining	Rm	119.7	98.1	22	51.5	132
	US$m	7.4	6.0	23	2.9	155
Growth/non-sustaining	Rm	555.7	1,160.0	(52)	781.1	(29)
	US$m	34.1	70.4	(52)	44.3	(23)
Average R/US$ exchange rate		16.28	16.47	(1)	17.63	(8)

Rounding of figures may result in computational discrepancies.
* Change less than 1%
# Operating profit is net of the movement in gold in process. Operating profit may not be comparable to similarly titled measures of other companies and is not a measure of performance under International Financial Reporting Standards

(IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in sustaining costs and all-in costs are based on the guidance note on non-GAAP Metrics issued by the World Gold Council in November 2018.

Unless otherwise indicated, comparisons in this operating update are against the quarter ended 30 September 2025. Information for the quarter ended 30 June 2026 is presented for supplementary comparative purposes.
1.Revenue
Revenue for the quarter ended 30 September 2026 increased by 31% to R2,950.6 million from R2,254.9 million for the quarter ended 30 September 2025, reflecting both a 14% increase in gold sold to 1,324kg and a 14% increase in the average Rand gold price received, to R2,223,112/kg. Gold production increased by 10% to 1,307kg, supported by a 15% improvement in yield to 0.212g/t, despite tonnage throughput being 5% lower.
2.Cash operating costs
Group cash operating costs increased by 12% to R1,300.7 million from R1,157.4 million for the quarter ended 30 September 2025, mainly due to higher reagent and diesel costs, as well as the purchase and processing of higher-grade third-party material. The increase in diesel costs was attributable to the ongoing conflict in the Middle East. Electricity costs were also higher following the tariff adjustment and the impact of two winter months, partially offset by lower consumption of Eskom-sourced electricity due to the contribution of Ergo Mining Proprietary Limited's (“Ergo”) solar plant and battery energy storage system (BESS). Cash operating costs at Far West Gold Recoveries Proprietary Limited (“FWGR”) also increased, mainly due to higher labour and other costs associated with the commissioning of the elution plant and smelthouse, as well as preparations for the commissioning of the DP2 Plant expansion.
Cash operating costs per kilogram increased by 5% from R955,086/kg to R999,396/kg, while cash operating costs per tonne increased by 18% from R179/t to R211/t. The increase in cash operating costs per tonne was further impacted by tonnage throughput being 5% lower than in the quarter ended 30 September 2025.
Compared with the quarter ended 30 June 2026, Group cash operating costs increased by 6% to R1,300.7 million, primarily due to wage increases effective from 1 July 2026 at both operations, as well as higher contractor and machine hire costs, attributable to the increase in the diesel price. Cash operating costs per kilogram consequently increased by 5% to R999,396/kg, while cash operating costs per tonne increased by 9% to R211/t, also reflecting the impact of the 3% decrease in tonnage throughput to 6.2Mt.
3.Capital expenditure
Growth capital expenditure decreased by 29% to R555.7 million from R781.1 million for the quarter ended 30 September 2025, reflecting the progression of certain Vision 2028 projects towards completion and the resulting reduction in capital expenditure.
The majority of capital expenditure incurred at FWGR related to the construction of the Regional Tailings Storage Facility (“RTSF”), which was 77% complete as at 30 September 2026, with construction work required for beneficial occupation being 99% complete. Beneficial occupation remains subject to obtaining the necessary regulatory approvals and favourable weather conditions. The DP2 Plant expansion was substantially completed by 30 September 2026, with commissioning scheduled for October 2026. Construction of the Libanon reclamation station commenced in September 2026 following receipt of the necessary regulatory approvals. Capital expenditure at Ergo decreased following the completion and commissioning of the Daggafontein Tailings Storage Facility in July 2026, while the regulatory approval process at Withok remains ongoing.
All-in sustaining costs increased by 6% to R1,135,423/kg from R1,066,287/kg for the quarter ended 30 September 2025, primarily due to the increase in cash operating costs and higher sustaining capital expenditure.
All-in costs decreased by 10% to R1,562,538/kg from R1,745,213/kg for the quarter ended 30 September 2025, mainly reflecting lower growth capital expenditure during the quarter ended 30 September 2026.

4.Liquidity
Cash and cash equivalents decreased by R318.9 million, from R2,770.0 million as at 30 June 2026 to R2,451.1 million as at 30 September 2026, following payment of the final cash dividend of R1,042.5 million for the year ended 30 June 2026 (“FY2026”) on 14 September 2026. Free cash inflow, comprising operating cash flow less investing cash flow, amounted to R725.8 million for the quarter, compared to R90.6 million for the quarter ended 30 September 2025, mainly reflecting increased profitability and lower capital expenditure as certain Phase 2 projects at FWGR progressed towards completion.
The Company’s cash position allows it to continue funding its extended capital expenditure programme without incurring debt, and, if current conditions prevail and barring any unforeseen events, the Company is favourably positioned to consider an interim dividend in February 2027.
The Group remained debt free as at 30 September 2026 (30 June 2026: Rnil). To support liquidity and fund its significant capital expansion programme, the Group has access to a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), which may be utilised if required.
5.Operational performance outlook
The Company’s FY2026 results, published on 19 August 2026, included production guidance for the year ending 30 June 2027 (“FY2027”) of between 160,000 ounces and 170,000 ounces of gold, at cash operating costs of approximately R1,099,000/kg and all-in sustaining costs of R1,230,000/kg. The Company remains on track to achieve its FY2027 production guidance while maintaining its operating cost guidance.
The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
20 October 2026

Sponsor
One Capital